Bridge Builder Trust

12555 Manchester Road

St. Louis, MO 63131

November 6, 2020

VIA EDGAR TRANSMISSION

Ms. Christina DiAngelo Fettig

Senior Staff Accountant

United States Securities and Exchange Commission

Division of Investment Management

100 “F” Street N.E.

Washington, D.C. 20549

Re:	Bridge Builder Trust (the “Trust”)

File Nos. 333-187194 and 811-22811

Dear Ms. Fettig:

This correspondence is being filed in response to comments you provided via telephone on October 7, 2020 in connection with the SEC Staff’s Sarbanes-Oxley Act of 2002, as amended, review (“SOX Review”) of the Trust’s Form N-CSR filing, as filed with the Commission on August 27, 2020 (the “Filing”), for its Bridge Builder Core Bond Fund, Bridge Builder Core Plus Bond Fund, Bridge Builder Municipal Bond Fund, Bridge Builder Large Cap Growth Fund, Bridge Builder Large Cap Value Fund, Bridge Builder Small/Mid Cap Growth Fund, Bridge Builder Small/Mid Cap Value Fund, and Bridge Builder International Equity Fund (each, a “Fund” and together, the “Funds”).

For your convenience, your comments are briefly summarized below, immediately followed by the Trust’s responses. Capitalized terms not otherwise defined herein shall have the meanings given to them in the Filing.

1.

Comment:     In future filings, in the “Schedule of Investments,” please identify the series and tranche of each securitized instrument, including, but not limited to, collateralized debt obligations and collateralized loan obligations, in the descriptions for such instruments.

Response:     The Trust will include the requested information for each of its securitized instruments in future filings to the extent the Trust has this data.

2.

Comment:     In future filings, in “Management’s Discussion of Fund Performance” and in a footnote to the “Financial Highlights” table where each Fund’s total return is disclosed, please disclose that the Fund’s total return performance does not reflect annual Edward Jones Advisory Solutions® program and administrative fees, as currently disclosed in the narrative introduction to the “Fund Expense Examples.”

Response:     In the Filing, the Trust modified the narrative introduction to the “Fund Expense Examples,” as permitted by Instruction 1(b) of Item 27(d)(1) of Form N-1A, to reference the Edward Jones Advisory Solutions® program and administrative fees in the context of the discussion of fees and expenses experienced by shareholders of the Funds. We are not aware of a requirement to also include such narrative information in a Fund’s “Management Discussion of Fund Performance” section or in the “Financial Highlights” tables, and respectfully decline to modify the Trust’s current disclosure approach.

3.	Comment: Please consider whether the expected discontinuation of the London Interbank Offered Rate (“LIBOR”) is a principal investment risk for any of the Funds.

Response:     The Trust added “LIBOR Transition Risk” as a principal investment risk of each Fund in the Trust’s annual registration statement filing, effective as of October 28, 2020, pursuant to Rule 485(b) of the Securities Act of 1933, as amended.

4.

Comment:     In future filings, in section (b) of “Note 3 to the Financial Statements, Securities and Other Investments – Derivatives,” please be more specific regarding the reasons why each applicable Fund entered the derivative positions held by the Fund.

Response:    In future filings, the Trust will specifically note which Funds held the particular derivative instruments described in the referenced section as of the period end. The Trust has also reviewed FASB Accounting Standards Codification Topic 815, Derivatives and Hedging (“ASC 815”) and believes its current disclosure meets the requirements of ASC 815 with respect to describing the reasons why the Funds use such derivatives instruments.

5.

Comment:     In future filings, in footnotes to the “Summary Schedule of Investments” that describe securities or instruments with adjustable rates, please consider the SEC Staff’s guidance with respect to footnote 4 of Article 12.12 of Regulation S-X regarding practices for disclosing adjustable rates of portfolio holdings.

Response:    In the “Summary Schedule of Investments” in the Filing, the Trust disclosed the reference rate and end of period interest rate for portfolio holdings with adjustable rates, except for the aggregated “Other Securities” holdings. In addition, in response to Item 6 of Form N-CSR, the “Schedule of Investments” disclosed the reference rate and end of period interest rate for portfolio holdings with adjustable rates, including each security included in the “Other Securities” holdings in the “Summary Schedule of Investments”. Accordingly, the Trust respectfully believes that its current disclosure is consistent with the referenced SEC Staff guidance.

6.

Comment:     In future filings, in “Note 6 to the Financial Statements, Fees and Other Transactions with Affiliates,” please disclose the frequency with which the Funds pay the Adviser investment advisory fees.

Response:    The Trust will include the requested information in future filings.

7.

Comment:     With respect to the Trust’s references, in footnote (2) to “Management’s Discussion of Fund Performance” and in “Note 6 to the Financial Statements, Fees and Other Transactions with Affiliates,” regarding the recoupment by the Adviser from a Fund of any fee waivers and/or expense reimbursements by the Adviser to the Fund, please note the SEC’s position that the recoupment of waivers is limited to fees waived and/or expense reimbursed during the past rolling 36 months, not the past three fiscal years, which can include longer periods of time.

Response:    In future filings, the Trust will update the disclosure in “Note 6 to the Financial Statements, Fees and Other Transactions with Affiliates” with respect to the Adviser’s ability to recoup fees waived and/or expenses reimbursed pursuant to the Expense Caps (as defined in the Filing) to explain that any fees waived and/or expenses reimbursed by the Adviser in connection with the Expense Caps are subject to recoupment by the Adviser for the rolling 36 months following the month in which such fee waivers and/or expense reimbursements were made, provided that the repayment of previously waived fees or reimbursed expenses is limited to amounts that do not cause the aggregate operating expenses of a Fund to exceed the Fund’s Expense Cap at the time of the recoupment and at the time the waiver or reimbursement was made. The Adviser will amend the Operating Expense Limitation Agreement with the Trust accordingly in advance of filing the Form N-CSR for the December 31, 2020 semiannual period end.

8.

Comment:     In future filings, please (i) provide additional details regarding the services that comprise the “Tax fees” described in response to Item 4 of Form N-CSR and (ii) provide the information requested in Item 4(h) of Form N-CSR.

Response:    The Trust included the following disclosure regarding the services that comprise the “Tax fees” in response to Item 4 of Form N-CSR:

““Tax fees” refer to professional services rendered by the principal accountant for tax compliance, tax advice, and tax planning.”

The Trust respectfully believes that its current disclosure adequately addresses the information requested in Item 4 of Form N-CSR.

The Trust will include the requested information with respect to Item 4(h) of Form N-CSR, as applicable, in future filings.

If you have any questions, need any additional information or would like any clarification, please contact me at (314) 515-5242.

Very truly yours,

/s/ Helge K. Lee
Helge K. Lee
Secretary of the Bridge Builder Trust

cc: Sean Graber, Esq., Morgan, Lewis & Bockius LLP

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